Exhibit H

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$0 FUNDS RECEIVED

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Investment Summary

Preferred Stock

Minimum Investment: $500

Price: $1

Dividend: 5%

*See Offering section below for disclosures

Offering

Equity

Use of Proceeds.pdf

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Pitch Deck_Prezi.pdf

Business Plan Pink Bench Distilling.pdf

Five things to know about investing.pdf

Mission

Pink Bench Distilling crafts small-batch spirits with ingredients sourced from the farms and forests surrounding the small town of Troy, Montana, seated deep in the heart of the Rocky Mountains. Like those who have relied on these lands for generations, our business relies on the health of our ecosystem, and our mission is to offer products that embody, honor, and champion for Northwest Montana's lush natural heritage and intrepid people.

Our business brings innovation to some of rural Montana's most persistent concerns:

- Conflict with *bears* over backyard fruit trees,
- Creation of *jobs* on local farms and forests, and
- Inclusive *community* development around innovative growth.

As an equity investor in our business, your funds help us address each of these business innovations by:

- Founding our brandy distillation program with locally sourced backyard fruit - picked for a purpose!

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· Expanding our gin and liqueur botanical sourcing program with local farmers and foragers, and;
· Building up the Pink Bench community through your investment, allowing us to start giving back to our entire community through investor dividends and further economic innovation!

Investment Perks

$500
Apple Investor

Invitations to the annual shareholder BBQ AND choice of Pink Bench Distilling Owner t-shirt or hat.

$1,000
Orris Investor

All benefits of lower tier AND 2 free drinks in the tasting room within your birthday month each year.

$4,000
Juniper Investor

All benefits from lower tiers AND a commemorative edition 750 ml bottle, to be filled once at the distillery with your choice of spirit.

$10,000
Angelica Investor

All benefits from lower tiers AND a private tasting experience for you and 7 friends.

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Key Facts & Financials

○ **Our goal is to open in Spring 2023.**

○ **We have leased our business premises.**

○ **We have secured bank financing for building renovations and equipment purchase.**

○ **We have secured a Federal Distilled Spirits Plant permit and Completed audits for a Montana Domestic Distillery License.**

○ **Our botanical collection program has completed the Federal NEPA process, which includes Tribal consultation. We would like to acknowledge and appreciate that our business works across historic traditional Ktunaxa territory, and underscore that our acknowledgement does not indicate endorsement of the business by any Ktunaxa band.**

📄 Articles of Incorporation Nalad Creative DBA P...

📄 Financial Review Pink Bench Distilling.pdf

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○ The business name 'Pink Bench Distilling' has a registered trademark with the USPTO and our logo is currently processing.

○ The Company founders have completed an apprenticeship with a craft distillery in Kalispell, MT

○ The Company founders have received business mentorship from SCORE and the 56 Strong Program through Prospera Women's Business Network

Pink Bench Distilling Story

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Pink Bench Distilling Story



Troy, where Montana begins.

Troy is Shawna's hometown. A decade ago, she decided to bring her skills and education home to work on local economic development, sustainable agriculture, city government,

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and to find solutions to an economy transitioning away from mining and logging. And boy, transitions are tough.

Kris came to Troy during the start of those hard transitions 20 years ago, to work with the state and local tribes on wildlife management. She's had direct experience with the thorny issues growing at the crossroads of our forests and towns, like bears raiding apple trees in peoples backyards. And she wanted to be part of the solution, using the assets Troy has to meet the challenges it faces.




Fruit trees are one asset Troy has, and community is another. Using both, Kris and Shawna started an Apple Festival together, complete with an apple press and bear aware activities. Finally a reason to pick and juice those apples before the bears get to them! The Apple Festival is in its 8th year, and has been a win for Troy and for the bears. It's also revealed a huge untapped source of heirloom apples in the area!



Kids sipping freshly pressed apple cider while learning about grizzly bears at the Troy Apple Festival.

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So they got to thinking... What type of business could they craft around that abundance? One that could be financially successful outside of Troy's small local economy.

BUT... Kris is allergic to apples, and had *NO* interest in apple cider. Surprisingly, though, she CAN drink apple brandy! Brandy is a distilled spirit, so a distillery it would be!

Plus, northwest Montana forests have the most amazing array of plants that are already FDA-approved ingredients in distilled spirits - like elderflower, yarrow, and mountain maple bark. All these plants need healthy, intact ecosystems to thrive.



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Arnica petals, Rose petals, Elder berries, Rose hips, Cottonwood buds, Juniper berries, and Pine tips are all ingredients that can be sustainably sourced from the forests surrounding Troy.

It turns out, a distillery is THE perfect business to bring everything together:

· Growing local agriculture
· Driving economic progress
· Conserving nature

And what better way to celebrate conserving nature than having a fun drink with friends?

The terroir of Pink Bench Distilling's fresh and wild ingredients will be distilled into each bottle. If you like whiskey, you'll love their aged brandies and fresh eau de vies made from locally grown fruit - picked for a purpose. They also have a bright forest fruit liqueur made with local wild berries, and an earthy dandelion coffee liqueur. And they have a wild juniper gin infused with lemony spruce tips and spicy wild ginger.

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Pink Bench Distilling's Forest Fruit Liqueur.

Over the past 6 years, Shawna and Kris have apprenticed at a successful craft distillery in Kalispell, Montana, learning the ropes of commercial distilling, including product development and distribution, tasting room management, and business reporting. They've also worked with every entrepreneurial resource in Montana to expand their small business expertise and networks.



Industry mentors Tom & Danette Sefcak, Owner/Operators of Whitefish Handcrafted Spirits, in front of their workhorse with Shawna & Kris.

In 2020, Kris and Shawna purchased a building in the heart of Troy's old downtown, and renovations are underway. Their goal is to open in Spring 2023. Initially, they expect to distribute products within Montana, while also providing Troy with a safe welcoming tasting room that serves high quality cocktails and non-alcoholic mocktails. Because the craft distilling industry has grown exponentially over the past 15 years, they plan to expand distribution across North America in the near future.



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Pink Bench Distilling will create and support local jobs that defy the traditional boom and bust model on which Troy was founded. And its sustainable business model will be part of Troy's transition to a resilient economy and newfound prosperity.

If you'd like to delve deeper into our business plan…
 **CLICK HERE TO VIEW OUR INTERACTIVE PITCH DECK** ON PREZI
This is best viewed on a laptop or desktop computer. The deck is also available on this page as a pdf.

Or you can read our full plan, available in our campaign documentation.

Take a seat on the Pink Bench - to embody, honor, and champion far-northwest Montana's lush natural heritage and intrepid people.

The Founders



Kristina Boyd
Owner

Kristina Boyd provides Pink Bench Distilling financial planning, scientific, technological and logistical expertise. She conducts market and product development, maintains written communications, and interacts with local natural resource agents and wildcrafters.

Kristina was born and raised in Los Angeles. She graduated Magna Cum Laude from Humboldt State University with an M.S. in Natural Resource Management. She has 23 years of experience working in all aspects of natural resource research and management, from repairing broken-down field trucks to building complex databases.

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Kristina was born and raised in Los Angeles. She graduated Magna Cum Laude from Humboldt State University with an M.S. in Natural Resource Management. She has 23 years of experience working in all aspects of natural resource research and management, from repairing broken-down field trucks to building complex databases.



Shawna Kelsey
Owner

Shawna Kelsey provides Pink Bench Distilling with business planning, networking, and marketing expertise. She conducts market and regulatory research, fulfills operations estimates and purchasing, and maintains the face of the organization with local government officials and business owners.

Shawna was born and raised in Troy, working as a carpenter through high school and during summers in college. She graduated Summa Cum Laude from the University of Montana with a B.A. in Anthropology, minoring in International Development.She has 15 years of experience working with local and regional businesses, governments, and schools on community development projects.

*Nothing in her investment offering is presented in her capacity as an elected member of the Troy City Council, nor is it in any way ratified or approved by that governing body.

Bear 106
Doyenne

Bear 106 was born in 1978, and lived her life in the Yaak for 21 years. Her legacy is a lineage of cubs, grandcubs, great-grandcubs, and great-great-grandcubs that includes at least 58 bears, and ALL female grizzly bears currently living in the Yaak can be traced back to her!

Like most bears, Bear 106 and her cubs would have lost about 1/3 of their body weight while denned up in winter. In spring, bears emerge very hungry and eat grasses, tender leaves, roots, berries, insects, and small and large mammals. In fall they get REALLY hungry, and eat about 4x more than usual. That can amount to 20,000 - 50,000 Calories a day! So it's no surprise that they can be attracted to ripe backyard apples, plums and pears.

But there's plenty of food to eat out there in the woods, and bears in people's backyards can lead to fightin' words… or worse. Bear 106 lived her long life avoiding conflict with people. Let her legacy with us be that we help her lineage live long lives as well.

ⓕ www.pinkbenchdistilling.com

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